Exhibit 99.1

Scinai Expands CDMO Business with $5.1 Million Development and Clinical Manufacturing Agreement

Committed Customer Orders¹ reach approximately $7.6 million, up approximately 300% from $1.9 million at year-end 2025

Agreement with a U.S. based, Nasdaq-listed biopharmaceutical company supports development activity in 2026 and clinical manufacturing planned for 2027

Potential additional clinical manufacturing carries an indicative, uncommitted service-fee value of $5.85 million for late 2027 through the first half of 2028, excluding additional scale-up, qualification and initial manufacturing activities not yet priced

JERUSALEM, Oct. 13, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company operating a growing contract development and manufacturing organization (“CDMO”) alongside an immunology-focused therapeutic development platform, today announced that its wholly owned subsidiary, Scinai Biopharma Services Ltd., has entered into a definitive development and clinical manufacturing agreement with a U.S.-based, Nasdaq-listed biopharmaceutical company.

The agreement expands a previously disclosed customer engagement and includes approximately $5.1 million in committed base service fees, subject to performance and the agreement’s terms, including applicable termination rights. The services are expected to contribute to revenue during 2026 and 2027 as the relevant performance obligations are satisfied, with stability services continuing beyond 2027. Advance and milestone payments for the committed services are expected to support cash flow and working capital during project execution.

Following execution, Scinai’s Committed Customer Orders¹ across its Jerusalem and Yavne operations reached approximately $7.6 million, an increase of approximately 300% from $1.9 million at year-end 2025 and more than double the approximately $3.1 million reported as of August 16, 2026. The total excludes future pass-through purchases and associated markups until ordered and committed, as well as the potential additional manufacturing activities described below.

Amir Reichman, Chief Executive Officer of Scinai, commented:

“This agreement materially expands our contracted CDMO business and supports our strategy of delivering high-quality, bespoke CDMO services to international customers. It provides greater visibility into our manufacturing workload for 2027 and combines development and IND-enabling activities underway in 2026 with a clinical manufacturing program planned to begin in January 2027.”

“Our priority is to translate these commitments into revenue, increased facility utilization and stronger operating performance, while continuing to aggressively grow the business. The potential for additional clinical supply and, ultimately, commercial manufacturing illustrates how these customer relationships can develop over time.”

Committed services and project funding

The engagement covers integrated chemistry, manufacturing and controls (“CMC”) development and clinical manufacturing for an investigational oncology product. Services include process and analytical development, manufacturing readiness, IND-enabling activities, a clinical manufacturing program, stability testing and development of a prefilled-syringe presentation.

Potential expansion during 2027 and 2028

Potential additional clinical manufacturing has a combined indicative, uncommitted service-fee value of $5.85 million, with activities contemplated for late 2027 through the first half of 2028.

These activities remain subject to agreement on final scope and pricing, written authorization, available manufacturing capacity, and the customer’s development and regulatory progress. The indicative value excludes scale-up, manufacturing-suite transition and qualification, and the first clinical batch in the new configuration, for which pricing has not yet been established. It also excludes project-related costs. These potential activities are not included in the initial $5.1 million commitment or in Committed Customer Orders.

The relationship also creates an opportunity for future commercial manufacturing, subject to the customer’s clinical and regulatory progress, manufacturing requirements and a separate commercial agreement. No commercial supply volumes or related revenues are currently committed.

Additional project-related charges

In addition to the $5.1 million service commitment, Scinai will bill approved project-related costs separately, including a procurement and handling charge where applicable. These charges are expected to generate additional revenue, although the amount recognized as revenue may differ from total customer billings under applicable accounting requirements.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company operating a growing contract development and manufacturing organization alongside an immunology-focused therapeutic development platform.

Through its wholly owned subsidiary, Scinai Biopharma Services Ltd., the Company provides development and manufacturing services to biotechnology and pharmaceutical companies at its facilities in Jerusalem and Yavne, Israel. Scinai also advances its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen, both in Germany.

For more information, please visit www.scinai.com.

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations, Allele Capital Partners | Brian DeBeer | +1 (561) 388-8178 |

Brian.DeBeer@scinai.com

¹ Committed Customer Orders

Committed Customer Orders represent the aggregate value of committed customer orders for CDMO services and ordered project-specific pass-through charges, including applicable procurement and handling markups. The measure includes orders carried forward from prior year and new orders received during the reporting year, including orders scheduled for fulfillment in the subsequent year. Amounts invoiced or recognized as revenue during the reporting year remain included. Future pass-through purchases and associated markups are excluded until ordered and committed; uncommitted service activities are also excluded.

Management uses this supplemental operating measure to monitor customer-authorized activity and the scale of its contracted CDMO business. It is not calculated under GAAP, does not represent recognized revenue or remaining unfulfilled backlog, and does not guarantee future revenue or cash receipts. It may not be comparable to similarly titled measures used by other companies. Revenue recognition and payment timing depend on service performance, contractual milestones and applicable accounting requirements. Projects may be delayed or modified, and contractual termination provisions may apply.

Forward-Looking Statements

This press release contains forward-looking statements under applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995. These statements address the expected scope, timing and financial contribution of the customer engagement; anticipated revenue and cash receipts during 2026, 2027 and subsequent periods; Committed Customer Orders; development and manufacturing schedules; potential additional clinical and commercial manufacturing; facility utilization; and growth of Scinai’s CDMO business.

Actual outcomes may differ materially from current expectations. Relevant risks include technical, analytical, manufacturing, quality or regulatory difficulties; delays in equipment, materials or third-party services which can lead to delays in payments; changes in customer requirements or development plans; contractual modification or termination; delayed payments; failure to meet milestones; failure to activate optional activities; and differences between anticipated billings, cash collections and recognized revenue. Additional risks include financing requirements, competition, geopolitical conditions and the other risks described in the Company’s Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission.

The approximately $5.1 million service commitment remains subject to performance and the agreement’s terms, including applicable termination rights. Potential additional program values are indicative, uncommitted and subject to final quotation and written authorization. No assurance is given that these activities or commercial manufacturing will proceed.

Forward-looking statements reflect expectations as of the date of this release. Scinai undertakes no obligation to update them except as required by law.

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